Exhibit 21.1

Subsidiaries

Beijing Intac Meidi Advertising Co., Ltd.
BoNet (Beijing) Technology Limited Liability Company
Bowenwang Technology (Beijing) Limited Liability Company
HSW (HK) Inc. Limited
HSW Brasil – Technologia e Informacao Ltda.
HSWI (HK) Holding Limited
Intac International, Inc.
Remark Florida, Inc.